Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,
	2001		2002		2003		2004		2005
Earnings:
Earnings before income taxes (a)	$1,650		1,622		1,452		1,893		2,200
Fixed charges	376		321		322		311		323

Earnings, as defined	$2,026		1,943		1,774		2,204		2,523

Fixed Charges:
Interest expense	$304		250		246		234		243
One-third of all rents	72		71		76		77		80

Total fixed charges	$376		321		322		311		323

Ratio of Earnings to Fixed Charges	5.4	x	6.1	x	5.5	x	7.1	x	7.8	x

(a)	Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.